Filed by Colorado MEDtech, Inc.
                                      Pursuant to Rule 425 under the Securities
                                          Act of 1933 and deemed filed pursuant
                                               to Rules 14a-12 and 14d-9 of the
                                                Securities Exchange Act of 1934
                                        Subject Company: Colorado MEDtech, Inc.
                                              Commission File Number: 000-12471

     THE FOLLOWING PRESS RELEASE IS A PRELIMINARY COMMUNICATION PRIOR TO THE
           COMMENCEMENT OF AN EXCHANGE OFFER AND A PROXY SOLICITATION

               COLORADO MEDTECH RESPONDS TO ANTHONY FANT'S REQUEST
                             TO MEET WITH THE BOARD


Boulder, CO -- Colorado MEDtech, Inc. (NASDAQ: CMED) responded today to a request made by Anthony Fant, Chairman of the Board and Chief Executive Officer of HEI, Inc., to meet with the Company's Board of Directors. Stephen K. Onody, the Chief Executive Officer & President of the Company sent the following letter to Mr. Fant:

October 2, 2000

Via Facsimile
Mr. Anthony Fant
Chairman of the Board &
Chief Executive Officer
HEI, Inc.
P.O. Box 5000
1495 Steiger Lake Lane
Victoria, MN 55386

Dear Mr. Fant:

     I have discussed with the Colorado MEDtech Board of Directors the request you made at our meeting Friday, September 21, 2000 to make a presentation directly to them.

     The Board has considered the information you gave to us at our meeting as well as other information it has about HEI, Inc. Based upon this information, the Board has asked me to advise you that it does not believe any purpose would be served by a further presentation and as a result the Board has declined your request.

     We understand your views of the advantages you perceive from a combination, but we do not share your belief that such a combination offers a compelling strategic case for our Company and its shareholders. We believe that many of the features of a combination of our companies that you pointed out at our meeting were the type of general statements one could make about the combination of any two technology companies. At a fundamental business level, the combination of our two companies would only serve to make HEI a bigger company. We do not see this as a compelling strategic rationale.

     Please feel free to contact me if you have any questions.

                                             Very truly yours,

                                             /s/Stephen K. Onody

                                             Stephen K. Onody
                                             Chief Executive Officer &
                                             President

Colorado MEDtech, Inc., through its wholly owned subsidiaries and operating divisions, is a leading full-service provider of advanced medical products and comprehensive outsourcing services.

Additional Information

The statements in this letter that are not historical facts are forward-looking statements that represent management's beliefs and assumptions based on currently available information. Forward-looking statements can be identified by the use of words such as "believes," "intends," "may," "will" "should," "anticipated" or comparable terminology or by discussions of strategy. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it cannot assure that these expectations will prove to be correct. Such statements involve risks and uncertainties including, but not limited to, the risk that the Company's existing level of orders may not be indicative of the level or trend of future orders, the risk that the Company may not successfully complete the work encompassed by current or future orders, the risk that unforeseen technical or production difficulties may adversely impact project timing and financial performance, the risk that the management changes will not produce the desired results, the risk that acquired companies cannot be successfully integrated with the Company's existing operations, the risk that a downturn in general economic conditions or customer budgets may adversely affect research and development and capital expenditure budgets of potential customers upon which the Company is dependent, and developments that may occur regarding Mr. Fant and HEI, Inc. Should one or more of these risks materialize (or the consequences of such a development worsen), or should the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected. These factors are more fully described in the Company's documents filed from time to time with the Securities and Exchange Commission. The Company assumes no duty to update any forward-looking statements.

If an exchange offer commences, the Company will file a solicitation/recommendation statement regarding the exchange offer. If a proxy solicitation commences, the Company and certain of its officers and directors may be deemed to be participants in the solicitation of proxies from the Company's shareholders with respect to the transactions contemplated above, and a proxy statement to solicit proxies from the Company's security holders may be required to be filed.

Information regarding such officers and directors is included in the Company's annual report on Form 10-K for the fiscal year ended June 30, 1999, in its proxy statement for its 1999 annual meeting and in its filing with the SEC on September 21, 2000 filed pursuant to Rule 425 under the Securities Act of 1933, as amended. These documents are available free of charge at the Securities and Exchange Commission web site and from the Company's contact, each listed below.

The Company has retained Wasserstein Perella & Co. ("Wasserstein Perella") to assist the Company in evaluating its response to HEI's proposal, for which they received and may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, the Company has agreed to indemnify Wasserstein Perella and certain persons related to them against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Wasserstein Perella is an investment banking firm that provides a full range of financial services for institutional and individual clients. Wasserstein Perella does not admit that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in any solicitation, or that Schedule 14A requires the disclosure of certain information concerning Wasserstein Perella.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ANY SOLICITATION/ RECOMMENDATION STATEMENT, PROXY SOLICITATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE, BECAUSE EACH OF THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE DOCUMENTS WHEN AVAILABLE AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC AT THE SEC'S INTERNET WEB SITE AT WWW.SEC.GOV. THESE DOCUMENTS MAY ALSO BE OBTAINED FREE FROM THE COMPANY BY DIRECTING SUCH REQUESTS TO: PETER J. JENSEN, SECRETARY, COLORADO MEDTECH, INC., 6175 LONGBOW DRIVE, BOULDER, CO 80301,
TELEPHONE: (303) 530-2660.

Contact:  Joele Frank, Wilkinson Brimmer Katcher
          Matt Sherman
          Dan Katcher
          Telephone: 212-355-4449